Exhibit 99.1

Biofrontera AG: Pre-announcement of the publication of financial reports according to articles 114 - 117 WpHG

Leverkusen, Germany (pta029/09.04.2020/16:00) - Biofrontera AG announces that the following financial reports shall be disclosed:

report: year report of the group 2019

reporting period: 01.01.2019 - 31.12.2019

web publication: https://www.biofrontera.com/en/investors/financial-reports.html publication date: 20.04.2020

(end)

emitter:	Biofrontera AG Hemmelrather Weg 201 51377 Leverkusen Germany
contact person:	Investor & Public relations
phone:	+49 (0) 214 87 63 20
e-mail:	ir@biofrontera.com
website:	www.biofrontera.com
stock exchanges:	regulated market in Dusseldorf, Frankfurt; free market in Munich, free market in Stuttgart; open market in Berlin, Tradegate
ISIN(s):	DE0006046113 (share)
other stock exchanges:	Nasdaq